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SECUR 06003527 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66966

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Berkshire Bridge Capital, LLC ~~ROBERT R. LIND~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11431 Morning Grove Drive
(No. and Street)

Las Vegas	NV	89135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LUCAS, HORSFALL, MURPHY & PINDROH, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson Street, Suite 200,	Pasadena,	CA	91103-3841
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 27 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL AMERIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BERKSHIRE BRIDGE CAPITAL, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Amerio
Signature

PARTNER
Title

Betty Shu-Ping Tang
Notary Public

BETTY SHU-PING TANG
Commission # 1476206
Notary Public - California
Los Angeles County
My Comm. Expires Mar 20, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Berkshire Bridge Capital, LLC

Financial Statements

December 31, 2005

(with Independent Auditors' Report Thereon)

Berkshire Bridge Capital, LLC

INDEX TO FINANCIAL STATEMENTS

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Members'
Berkshire Bridge Capital, LLC
Las Vegas, Nevada

We have audited the accompanying balance sheet of Berkshire Bridge Capital, LLC (an Nevada Limited Liability Company) as of December 31, 2005, and the related statements of income, members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berkshire Bridge Capital, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 8-10 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 8, 2006

Berkshire Bridge Capital, LLC
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS	
Cash	$ 33,882
Prepaid expenses	1,157
TOTAL CURRENT ASSETS	35,039
PROPERTY AND EQUIPMENT	
Furniture and fixtures	10,960
Less: Accumulated depreciation	(7,041)
Property & Equipment, net	3,919
TOTAL ASSETS	$ 38,958

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 2,334
TOTAL CURRENT LIABILITIES	2,334
MEMBERS' EQUITY	
Members' Equity	36,624
TOTAL MEMBERS' EQUITY	36,624
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 38,958

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF LOSS
For Year Ended December 31, 2005

Revenue		
Consulting	$	16,500
Other Income		2,379
Total Revenue		18,879
Expenses		
Bank service fees		322
Contributions		100
Depreciation		1,559
Dues and subscriptions		590
Insurance		394
Licenses		5,018
Miscellaneous		78
Office supplies		1,890
Postage		93
Professional fees		16,650
Seminars		10,914
Telephone		1,902
Travel		18,833
Utilities		892
Total Expenses		59,235
Net Loss	$	(40,356)

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2005

Balance at December 31, 2004	$	9,064
Net Loss		(40,356)
Contributions by Members		67,916
Balance at December 31, 2005	$	36,624

The accompanying notes are an integral part of this statement.

Berkshire Bridge Capital, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(40,356)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		1,559
Change in:		
Prepaid expenses		(1,157)
Accounts payable		2,334
Net Cash Used in Operating Activities		(37,620)
CASH FLOW FROM FINANCING ACTIVITIES		
Members' contributions		62,438
Net Cash Provided by Financing Activities		62,438
NET INCREASE IN CASH DURING THE YEAR		24,818
CASH, BEGINNING OF PERIOD		9,064
CASH, END OF PERIOD	$	33,882

SUPPLEMENTAL NON-CASH DISCLOSURE

A member contributed property and equipment with a net value of $5,478.

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Berkshire Bridge Capital, LLC (the Company) is formed under the laws of the State of Nevada. The Company provides investment banking services. The Company is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC). The Company is not authorized to handle securities transactions. All security transactions go through other broker dealers. The Company does not carry customer accounts.

Revenue Recognition

Consulting income and referral fees are recorded at the time the transaction is executed and the income can be reasonably be determined. Revenue generated from reimbursed expenses is recognized when the reimbursable expense has been incurred.

Income Taxes

Berkshire Bridge Capital, LLC is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members of the LLC are taxed on their proportionate share of the LLC's taxable income. Therefore, no provision or liability for Federal or state income taxes related to the LLC is included in these financial statements.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation of property and equipment for financial statement purposes is calculated using the straight-line method over the estimated useful lives of the assets, ranging from 5 to 7 years. Depreciation expense for the year ended December 31, 2005 was $1,559.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect: reported amounts of the assets and liabilities; disclosure of contingent assets and liabilities at the date of the financial statements; and revenues and expenses during the reporting period. Actual results may differ from these estimates.

2. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule which requires that Net Capital, as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, and as of December 31, 2005, the Company had net capital, as defined, of $31,548, which exceeded the statutory requirement of $5,000 by $26,548.

Berkshire Bridge Capital, LLC
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2005

Net Capital	
Members' Equity	$ 36,624
Total members' equity qualified for net capital	36,624
Total capital and allowable subordinated borrowings	36,624
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses	1,157
Furniture and fixtures	3,919
Net Capital	$ 31,548
Aggregate indebtedness	
Items included in balance sheet	
Accounts payable	$ 2,334
Total aggregate indebtedness	$ 2,334
Computation of net capital requirement:	
Minimum net capital required	$ 5,000
Excess net capital	$ 26,548
Excess net capital at 1,000%	$ 31,314
Percentage of aggregate indebtedness	7.40 %

The audited net capital computation under Rule 15c3-1 is in agreement with unaudited net capital computation numbers in Part IIA. SEC Rule 17a-5(d)(4).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

A computation of reserve requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See Independent Auditors' Report

Berkshire Bridge Capital, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

Information relating to possession or control requirements is not applicable to Berkshire Bridge Capital, LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2).